

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

June 5, 2009

Peter Chin
Chief Executive Officer
Disability Access Corporation
3355 Spring Mountain Road, Suite 66
Las Vegas, Nevada 89102

> **Re:** **Disability Access Corporation**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed May 14, 2009**
> **File No. 000-53538**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you did not file a redlined copy of your Form 10 with all changes effected by the amendment clearly marked. In future amendments, please file a copy of the amendment, which clearly and precisely marks all changes. See Rule 472 of Regulation C.

2. From the disclosure on page 15 of the Form 10-Q filed by PTS, Inc., we note that a pro rata distribution of over 126 million of your shares were distributed to its stockholders and that it currently owns about 48% of your common stock. Please provide us with an analysis of the basis for effecting such distribution as an unregistered transaction. Please refer to Staff Legal Bulletin 4, located at http://www.sec.gov/interps/legal/slbcf4.txt.

Item 1. Business, page 4

Company Overview, page 4

3. We note that you refer to an entity named PTS Cards, Inc. in this section. Please explain to us whether PTS Cards, Inc. is the same entity as PTS, Inc., or if it was affiliated with PTS, Inc., prior to changing its name to Disability Access Corporation.

Business Strategy, page 6

4. We note the revised disclosure about your efforts to expand your customer base into Asia. We note from a filing with the Nevada Secretary of State that Peter Chin incorporated "China Disability Access Corporation" in November 2006. Please revise to clarify if the noted incorporation is related to your Asia expansion efforts. If not, please revise to clarify the purpose of the creation of a similarly named corporation.

Customers, page 8

5. We note your response to prior comment 6. You have not filed the agreement with this client as a material contract or adequately explained to us why this agreement would not be considered a material contract. Please file your agreement with this client as a material agreement in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K.

6. We note your response to prior comment 7. Your revisions do not substantiate the disclosure that you are not "overly dependant on this client." Therefore, we reissue the comment in its entirety. Unless you have more client demands than you are able to satisfy, it is not clear how you are able to substantiate the noted belief. Please revise to clarify.

Government Regulation, page 9

7. We note your response to prior comment 9. The page that you filed with your correspondence is the same page that was previously filed on February 24, 2009. As is, this portion of the "2002 Economic Census," which is cited in footnote 3 on page

9 of your Form 10, does not support your assertion that the 6.9 million firms referenced "have more than 20 employees" and "have more than 7 million sites at risk." Please either provide us a complete version of the "2002 Economic Census" or a larger portion of the census, which can fully support your assertion.

Item 1A. Risk Factors, page 11

8. Several of the additional risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

    - Lack of independent directors, page 14;

    - Limitation of liability and indemnification of officers and directors, page 14; and

    - Management of potential growth, page 14.

    Similarly, the revised subheading to the first risk factor only states a fact. Please revise the subheadings as necessary to identify briefly the specific risks to you that result from the noted facts or uncertainties. Potential investors should be able to read a subheading and understand the risk as it specifically applies to you.

"Business concentrations," page 13

9. We note the additional subheadings of "Business concentrations," "Credit risk," and "Customers." It appears that the subheadings are meant to highlight separate risks. If so, revise each subheading to identify the specific harm that you would incur should the risk materialize and provide a narrative that discloses sufficient details to place the risk into context, in both magnitude and effect. Refer to Item 503(c) of Regulation S-K for guidance.

Inflation, page 13

10. It is not clear how the disclosure with the subheadings "Inflation," "Trends, risks and uncertainties," and "Cautionary factors that may affect future results" are appropriate risk factors. Please explain how such disclosure addresses risks specific to you.

"We pay no cash dividends," page 14

11. In the second and third paragraphs under this subheading, you discuss risks presented by foreign exchange rates and state that you do not have any leveraged derivatives. It is not clear how this disclosure either relates to your business or to the risk factor subheading that you do not pay cash dividends. Please revise this section to remove any unrelated or inapplicable disclosure.

Risk Factors Concerning Investment in Our Company, page 15

"The market price of our common stock may fluctuate significantly . . . ," page 15

12. We note your response to prior comment 13 and we reissue the comment in its entirety. You did not indicate in your revisions that this is a risk that is only presented if a trading market develops for your stock. Since your stock does not have a trading market, please revise to cite to the potential future risk of price fluctuation if a market develops.

Item 2. Financial Information, page 16

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 16

13. We have reviewed your response to prior comment 14. You have not amended the Form 10 to remove the reference to Section 27A of the Securities Act of 1933, or provide us with a supplemental explanation as to the basis for your ability to rely upon this safe harbor. We reissue the comment.

Current Business Plan and Plan of Operation, page 17

14. We note your response to prior comment 15. We also note from your parent's (PTS) publicly filed documents that they are in the business of investigating possible relationships with companies that "seek the perceived advantages of a corporation which is registered under the Securities Exchange Act of 1934." Please explain to us how your business plan relates to that of your parent's.

Research and Development, page 19

15. Your response to prior comment 18 indicates that if software development costs had been tracked in 2007, such costs would have been immaterial. This seems contrary to your revised disclosure on page 20, which indicates that capitalizing such costs had an effect on your operations of approximately $230,000. Please reconcile, for us, these assertions.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

16. We note your responses to prior comments 20 and 21. Please revise your table to show that Mr. Chin is the beneficial owner of the shares held by Sandy Chin and PTS, Inc., and that PTS, Inc. is the beneficial owner of the shares held by Sandy Chin. For example, in Mr. Chin's row of the table, please include the aggregate amount of common stock that he owns, which includes the common stock owned by Sandy Chin and PTS, Inc. According to your disclosure, that aggregate amount should be 1,341,826,893. Please revise your table accordingly.

17. We note your response to prior comment 22. Please revise the beneficial ownership of your management as a group portion of your table to include the shares owned by PTS, Inc. and Sandy Chin.

Item 6. Executive Compensation , page 24

18. We note your response to prior comment 25 and reissue the comment. Please provide a narrative description of the stock award provided to Mr. Chin. Please see Item 402(o) of Regulation S-K for guidance.

Item 7. Certain Relationships and Related Transactions, page 26

19. We note your response to prior comment 27 and reissue the comment. Please confirm that there were no transactions in your last two fiscal years that are described in Item 404(d) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 27

20. We note your response to prior comment 31. Please disclose the dates of issuance of the shares to Mr. Chin. We further note that you have provided us with a copy of a Form D that you previously filed in relation to a private placement in response to our comment that sought revision of this document. Please discuss the basis of your reliance on the exemptions for all the disclosed transactions within the document itself.

21. We note your response to prior comment 32 and reissue the comment. We note the reference to "free trading common stock" in your revised disclosure. Please revise to provide us with an analysis leading to your conclusion that the unregistered issuances lead to "free trading common stock." Also, please define your use of the term "free trading common stock."

Item 11. Description of Registrant's Securities to be Registered, page 28

22. We have reviewed your response to prior comment 33 and reissue the comment. You have not amended your Form 10 to remove the description of other classes of securities. The front page of this registration statement only lists your common stock

as part of this registration. Considering the name of this section, it is not clear why you have included the other classes of securities described after your description of the common stock. Please revise to reconcile your disclosure.

Item 15. Financial Statements and Exhibits, page 30

Consolidated Statement of Cash Flows, page F-7

23. We have reviewed your response to prior comment 35 and reissue our comment in its entirety. No longer disclosing an issue in updated financial statements is not a satisfactory response to our comment. Please provide us the requested explanation regarding the acquisition costs written off in 2006.

Note 1 – Organization and Nature of Operations, page F-9

24. Prior comment 36 requested that you clarify to us whether Power-Save Corporation and Power-Save Energy Corp. were two names for the same entity. We note that your revised disclosure now refers only to Power Save Energy Corp. We assume that this means that the names were being used interchangeably for the same entity and that Power Save Energy Corp. is the correct name. Please confirm if our understanding is accurate.

25. We have reviewed your response to prior comment 38. We do not see where the required disclosure is included in your amendment. As such, we are reissuing our comment in its entirety. In addition, please provide all of the disclosures required by paragraphs 51-57 of SFAS 141 as it relates to all of the business combinations. The revised disclosure should include disclosures regarding the goodwill that you have recorded which we assume is related to the transactions that occurred in 2006.

Note 2 – Summary of Significant Accounting Policies, page F-10

26. We have reviewed your response to prior comment 39. Your response does not address your continued net losses or the fact that goodwill represents over 50% of your assets. As such we are reissuing our comment in its entirety. Also, your assertion that the present value of future cash flows is sufficient to not impair goodwill is in direct contradiction to your disclosure on page F-9 which states that "without realization of additional capital, it would be unlikely for us to continue as a going concern." Please provide us with a detailed analysis of your goodwill that considers each of these issues.

27. In addition, you state in your response to comment 39 that, "Management *believes* the present value of the future operating cash flows is sufficient to not impair the goodwill". Please tell us what date you performed the test and also provide us with a copy of the results of the goodwill impairment test. This statement makes it appear

that you did not perform the test but you believe that the test would not show impairment.

28. We have reviewed your response to prior comment 40. Your initial disclosure stated "a percentage of revenue is usually recognized upon the award of the contract". In case you are having trouble finding the disclosure that we are referring to it was included on page F-11 in the original filing filed on December 24, 2008. Please confirm, if true, that your initial disclosure was inaccurate.

Note 5 – Convertible Debentures and Notes Payable, page F-16

29. We have reviewed your revisions made in response to comment 52 from our letter dated January 27, 2009. Your disclosure is identical to the disclosure in the notes to the September 30, 2008 financial statements. We assume that this means that the disclosure in the notes to the December 31, 2007 financial statements was inaccurate. Please confirm if our understanding is correct.

30. It is not clear to us how your revised disclosure addresses comment 53 from our letter dated January 27, 2009. As such, we are reissuing this comment in its entirety. Related to the comment above, please tell us how the conversion feature of the new debentures is accounted for and how a conversion into PTS, Inc. stock would be reflected in your financial statements. Please cite the accounting literature that you have relied upon.

Note 6 – Convertible Preferred Stock and Debentures, page F-16

31. We have reviewed your revisions made in response to comment 51 from our letter dated January 27, 2009. Since neither Mr. Chin nor PTS is the registrant, it is not clear to us how you are able to conclude that the ability to increase your authorized shares is within the registrant's control. We reissue our original comment. Please tell us how you determined that no derivative liability should be recorded for the excess in common stock equivalents over authorized shares and reference the appropriate accounting literature in your response.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at 202-551-3432 or Dan Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or Duc Dang at 202-551-3386 with any other questions.

Sincerely,

Thomas Kluck
Branch Chief

cc: Marc Applbaum, Esq. (*via facsimile*)